UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on June 1, 2009.

Exhibit 1

Omega Navigation Enterprises, Inc. Reports First Quarter 2009 Results

Piraeus, Greece, June 1, 2009 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the first quarter ended March 31, 2009.

First Quarter 2009 Results

For the quarter ended March 31, 2009, Omega Navigation reported total revenues of $18.7 million and Net Income of $6.3 million, or $0.41 per basic share, excluding a loss on its interest rate derivative instruments, a gain on warrants revaluation and incentive compensation grants expense. Including these items the Company reported Net Income of $5.7 million or $0.37 per basic share. EBITDA for the first quarter of 2009 was $13.2 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Operating Income included revenue of $1.7 million attributable to profit sharing on charters of the Omega Lady Miriam and Omega Theodore generated primarily in the fourth quarter of 2008.

The Company owned and operated an average of eight vessels, all product carriers, during the first quarter of 2009, the same number as in the first quarter of 2008. The Omega Lady Sarah completed its scheduled drydock on February 16, 2009 and after 13 days of scheduled out of service time went back on hire to ST Shipping at that time.  Also, the Omega Theodore was involved in a collision (no injuries incurred and no pollution) and was offhire for 9 days in this quarter.  Much of the offhire time and expense related to the damage is expected to be recovered in subsequent quarters through insurance and other recovery proceeds.  Excluding profit sharing, the Panamax product carriers in our fleet earned an average time-charter equivalent rate of $24,486 per day per vessel during the first quarter of 2009, versus $25,076 per day per vessel during the first quarter of 2008.  The Handymax product tankers in our fleet earned an average time charter equivalent rate of $20,746 per vessel per day during the first quarter of 2009, versus $20,759 per day per vessel during the first quarter of 2008.

Since the inception of our product tankers’ charters through the end of the first quarter of 2009, the profit sharing element of those charters that we have or are entitled to receive amounted to approximately $13.9 million. The Company has already received $12.4 million of cash and has recorded profit share revenues of $12.5 million, and currently expects to record an additional $1.4 million in quarters to follow for voyages performed through the first quarter of 2009. The table below presents the amount of profit share revenues recorded per quarter.

Quarter	Amount of profit share revenues recorded per quarter
1st Quarter 2007	$ 1.1 million
2nd Quarter 2007	$ 1.0 million
3rd Quarter 2007	$ 1.3 million
4th Quarter 2007	$ 0.6 million
1st Quarter 2008	$ 1.2 million
2nd Quarter 2008	$ 1.6 million
3rd Quarter 2008 4th Quarter 2008 1st Quarter 2009	$ 1.8 million $ 2.2 million $ 1.7 million
Total	$ 12.5 million

Operating expenses for our MR product tankers averaged $5,248 per day per vessel in the first quarter of 2009, versus $4,593 per day per vessel in the first quarter of 2008. Our Panamax product tankers averaged operating expenses of $6,180 per day per vessel in the first quarter of 2009, versus $5,278 per day per vessel in the first quarter of 2008.  The increase of the daily operating expenses of the vessels relates mainly due to the maintenance expenses for the Omega Lady Sarah related to her scheduled drydock in the first quarter of 2009 and insurance deductible incurred related to the collision on the Omega Theodore.

Loan Covenant Compliance

As of March 31, 2009, the Company was fully compliant with all its loan covenants.

Recent Fleet Developments

With the recent announcement of the delivery of the Omega Duke to a joint venture in which Omega Navigation has a 50% shareholding, Omega’s current owned and operated fleet includes nine double hull product tankers with an aggregate carrying capacity of 559,358 dwt.   The Omega Duke has been time chartered to ST Shipping (Glencore International AG) for a period of 5 years until mid 2014.  With the additional announcements that the Omega Queen and Omega King have been time chartered out, eight out of nine  product tankers are currently employed under time charters. The recent time charters are to established counterparties, ST Shipping and Torm A/S, respectively.  Currently all of the vessels have profit sharing arrangements associated with them which enable the Company to share in the charter market’s upside potential.

With these recent charters concluded, the Company has between the summer of 2009 and mid 2010 time charter coverage of 78%, inclusive of the joint venture.  The Company is currently examining various chartering alternatives for the two vessels whose current time charters expire later this year.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: “We are pleased to have concluded our twelfth consecutive quarter with strong operating income, since our IPO in April 2006. We attribute our strong operating income to our strategy of acquiring high quality modern vessels and seeking predictable and stable cash flows through the term employment of our vessels. In addition, the fact that the charters on eight of our nine product tankers have profit sharing has enabled us to participate in any upside of the charter market and thereby maximize our profitability and the return for our shareholders.

We continue to return strong operating results even in this most challenging economic environment.  With oil prices significantly below the highs we saw this past summer, we are cautiously optimistic that demand for petroleum products in the short term will rebound and we continue to be bullish about our sector going forward.  Based on our current charter rates and the continued performance of each of our charterers, we believe that we are well positioned to continue to show profitable operating results even in this economic climate.  Rates have improved somewhat in the second quarter from low levels seen in the first quarter and our profit sharing agreements have continued to generate revenues above the base rates.

We also believe that we continue to have strong relationships with our commercial lenders, that are large European and Asian banks which have continued to offer their support to the Company.

We would like to reiterate that we are continuing to pursue a strategy of prudent growth, gradually expanding our fleet and our revenue and profit generation potential.

We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, long term employment with established charterers, a solid and flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented, “As of March 31, 2009, the Company had a ratio of net debt to book capitalization of about 64% with respect to the current eight vessel fleet which we believe are modest ratios for industry standards given our strong time charter coverage and the young age and quality of our fleet.  As of March 31, 2009 we were fully compliant with all our loan covenants.

We continue to have a strong relationship with our commercial lenders and have received their ongoing support and commitment to the Company, even in this very challenging credit market.  Our balance sheet was also recently strengthened by the formation of the joint venture company which owns the Omega Duke and the consequent novation of the debt associated with that vessel from Omega to the joint venture.

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	4	3	3	2
Ownership days (1)	540	546	180	182
Available days (2)	527	546	180	182
Operating days (3)	517	546	180	182
Fleet Utilization (4)	98%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 12,904,303	$ 13,691,500	$ 3,734,317	$ 3,778,216
Time charter equivalent (TCE) rate $/day (5)(7)	24,486	25,076	20,746	20,759
Vessel operating expenses (net of pre-delivery expenses)	$ 3,336,941	$ 2,882,029	$ 944,559	$ 835,991
Daily vessel operating expenses $/day(6)	6,180	5,278	5,248	4,593

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any pre-delivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

(7)

For the three months ended March 31, 2009, excludes $ 1.7 million of profit sharing revenue booked in the first quarter of 2009 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:*

Vessel	Sister Ship(1)	Year Built	Deadweight (dwt)	Type	Delivery date	Daily Hire rate (2)		Latest Re delivery
CURRENT FLEET
Panamax product tankers
Omega Queen	A	2004	74,999	LR1	May-09	Base rate plus profit share		Evergreen, subject to termination notice of 2 months
Omega King	A	2004	74,999	LR1	May-09	16,500	(3)	May-10
Omega Lady Sarah	C	2004	71,500	LR1-Ice Class 1C	June-09	$25,500	(4)	Q3-12
Omega Lady Miriam	C	2003	71,500	LR1-Ice Class 1C	Aug-06	$24,000/ $25,500	(5)	Q3-12
Omega Emmanuel	D	2007	73,000	LR1-Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1-Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax product tankers
Omega Prince	B	2006	36,680	MR1-Ice Class 1A
Omega Princess	B	2006	36,680	MR1-Ice Class 1A	Jul-06	$21,000	(7)	Jun-09
TOTAL (DWT):			512,358

Vessel owned through 50% controlled joint venture
Omega Duke	F	2009	47,000	MR2	Apr-09	Base rate plus profit share		Apr-14

Handymax vessels under construction
TBN1	E	2010	37,000	MR1	Mar-10	Confidential		Mar-13
TBN2	F	2010	47,000	MR2	Jul-10	$21,135	(8)	Jul-13
TBN3	E	2010	37,000	MR1	Jul-10
TBN4	E	2010	37,000	MR1	Sep-10
TBN5	E	2010	37,000	MR1	Dec-10
TBN6	E	2011	37,000	MR1	Feb-11
TOTAL (DWT):			232,000

* This table assumes the full performance by each our current and anticipated customers under our current and contracted charters.

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) Average base rate for the first year is $16,500 plus profit share. Torm has the option to extend the charter for an additional year at a daily rate of $20,000 with a profit sharing arrangement with earnings above that base level shared equally between Omega and Torm.

(4) Plus any additional income under profit sharing agreements, according to which charter earnings in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping.

(5) In 3rd quarter 2009 the Omega Lady Miriam will enter into a new charter with ST Shipping at a rate of $25,500. Plus any additional income under profit sharing agreement, according to which charter earnings in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

(7) Plus any additional income under profit sharing provisions of the charter agreement with D/S Norden A/S.

(8) Plus 50% of any trading income in excess of the daily hire.

Conference Call Details:

As previously announced, the Company’s management will host a conference call tomorrow June 2, 2009 at 10:00am EDT to discuss its first quarter 2009 results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote "Omega".

A telephonic replay of the conference call will be available until June 9, 2009 by dialling 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: #3663884.

Omega Navigation Enterprises Inc

Consolidated Statements of Income / (Loss)

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)

CONTINUING OPERATIONS
Revenues:
Voyage revenue	18,678	18,859

Expenses:
Voyage expenses	(300)	(232)
Vessel operating expenses	(4,291)	(3,718)
Depreciation and amortization	(4,690)	(4,646)
Management fees	(302)	(307)
General and administrative expenses (including non cash compensation expense of $729, and $ 649 for the quarter ended March 31, 2008 and 2009 respectively )	(1,737)	(1,836)
Foreign currency (gains) / losses	1	(66)
Operating income	7,359	8,054

Other income (expenses)
Interest and finance costs	(1,793)	(3,993)
Interest income	45	133
Change in fair value of warrants	1,127	20
Loss on derivative instruments	(1,071)	(1,997)
Total other income /(expenses), net	(1,692)	(5,837)

INCOME FROM CONTINUING OPERATIONS	5,667	2,217

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet	-	20

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	20

Net income	5,667	2,237

Omega Navigation Enterprises Inc

Consolidated Balance Sheets

(All amounts expressed in thousands of U.S. Dollars)

	March 31, 2009	December 31, 2008
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	19,293	16,811
Accounts receivable, trade	241	596
Inventories	718	602
Prepayments and other	1,010	506
Restricted cash	291	123
Total current assets	21,553	18,638

FIXED ASSETS:
Vessels, net	437,868	442,485
Property and equipment, net	86	64
Advances for vessels’ under construction and acquisition	57,835	57,672
Total fixed assets	495,789	500,221

OTHER NON CURRENT ASSETS:
Deferred charges	1,805	1,154
Restricted cash	5,109	5,174
Other non current assets	120	109
Total other non current assets	7,034	6,437

Total assets	524,376	525,296

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	663	138
Accounts payable	1,388	1,804
Accrued and other current liabilities	3,933	1,815
Deferred revenue	1,607	1,368
Warrants	1,000	3,941
Derivative liability	7,816	5,839
Dividends payable	184	87
Total current liabilities	16,591	14,992

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	334,846	335,112
Derivative liability	5,842	8,409
Dividends payable	109	174
Other long term liabilities	7	5
Total non-current liabilities	340,804	343,700

COMMITMENTS AND CONTINGENCIES:		-

Stockholders’ equity:
Common stock	158	151
Additional paid-in capital	200,860	198,402
Accumulated deficit	(34,037)	(31,949)
Total stockholders’ equity	166,981	166,604

Total liabilities and stockholders’ equity	524,376	525,296

Omega Navigation Enterprises Inc

Consolidated Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars-)

	Three months ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income from continuing operations	5,667	2,217

Net cash provided by continuing operating activities	10,432	9,371
Net cash provided by continuing and discontinued operating activities	10,432	9,371

Cash flows used in investing activities
Net cash used in investing activities-continuing operations	(211)	(496)
Net cash used in investing activities- continuing and discontinued operations	(211)	(496)

Cash flows used in financing activities
Net cash (used in)/provided by financing activities-continuing operations	(7,739)	(6,793)
Net cash used in financing activities-continuing and discontinued operations	(7,739)	(6,793)

Net increase in cash and cash equivalents	2,482	2,082
Cash and cash equivalents at the beginning of the period	16,811	8,893
Cash and cash equivalents at end of period	19,293	10,975

Reconciliation of EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING OPERATIONS	Three months ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
Net cash from operating activities	10,432	9,371
Net increase in current assets and non current assets	276	236
Net (increase)/decrease in current liabilities excluding bank debt	(1,975)	166
Net interest (income)/expense	3,409	3,862
Warrants settled liability	1,127	20
Stock based compensation expense	(649)	(729)
Payments for drydocking costs	704	-
Amortization of financing costs	(148)	(206)
EBITDA	13,176	12,720

CONTINUING & DISCONTINUED OPERATIONS	Three months ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
Net cash from operating activities	10,432	9,371
Net increase in current assets and non current assets	276	236
Net (increase)/decrease in current liabilities excluding bank debt	(1,975)	186
Net interest (income)/expense	3,409	3,862
Warrants settled liability	1,127	20
Stock based compensation expense	(649)	(729)
Payments for drydocking costs	704	-
Amortization of financing costs	(148)	(206)
EBITDA	13,176	12,740

 (1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of nine double hull product tankers. The current fleet includes nine double hull product tankers with a carrying capacity of 559,358 dwt., of which one double hull product tanker, with a capacity of 47,000 dwt, is owned through a 50/50 joint venture with Glencore International AG (through wholly owned subsidiaries). Eight of these nine product tankers are chartered out under period time charters. Furthermore, the company has also announced the signing of shipbuilding contracts in June of 2007 to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011. The company also announced in May of 2008 that it had entered into an agreement with an unrelated third party to purchase one newbuilding 47,000 dwt. coated product / chemical tanker under construction at Hyundai Mipo Dockyard in South Korea, scheduled to be delivered in the third quarter of 2010.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  June 01, 2009

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer